Exhibit 99.2

Linzagolix Phase 3 PRIMROSE 2 Trial Results Heavy Menstrual Bleeding due to Uterine Fibroids December 9, 2019

D I S C L A I M E R Matters discussed in this presentation may constitute forward-looking statements. The forward-looking statements contained in this presentation reflect our views as of the date of this presentation about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market acceptance of our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; and our ability to identify and in-license additional product candidates. For further information regarding these risks, uncertainties and other factors that could cause our actual results to differ from our expectations, you should read our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on March 5, 2019, the Risk Factors set forth in Exhibit 99.1 to the Report on Form 6-K, as filed with the Securities and Exchange Commission on August 7, 2019, the Risk Factors set forth in the Report on the Form 6-K, as filed with the Securities and Exchange Commission on November 13, 2019, and our other filings we make with the Securities and Exchange Commission from time to time. We expressly disclaim any obligation to update or revise the information herein, including the forward-looking statements, except as required by law. Please also note that this presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration. It is currently limited by federal law to investigational use, and no representation is made as to its safety or effectiveness for the purposes for which it is being investigated. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

F O C U S E D O N U N M E T N E E D S I N W O M E N ’ S R E P R O D U C T I V E H E A LT H LINZAGOLIX Potential best-in-class to relieve symptoms for the millions of women suffering from heavy menstrual bleeding (HMB) due to uterine fibroids

4

POSITIVE PHASE 3 RESULTS – PRIMROSE 2

1 Primary endpoint* achieved for both doses ($p<0.001$)

- **200mg with ABT** **93.9%** responder rate
- **100 mg without ABT** **56.7%** responder rate
- **Placebo** **29.4%** responder rate

2 Key secondary endpoints achieved for both doses

- High **amenorrhea** rate ($p<0.001$) and reduction in **bleeding days** ($p<0.001$)
- Reduction in **pain** ($p<0.001$) and **uterine volume** ($p<0.001$)
- Reduction in **uterine fibroid volume** for 200mg dose with ABT ($p<0.008$)
- Improvement in **hemoglobin levels** ($p<0.001$) and quality of life ($p<0.001$)

3 Generally well tolerated

- AE's >5%: headache, hot flush, anemia
- Mean percentage change from baseline in BMD consistent with expectations

* Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline

ABT = add-back therapy, estradiol 1.0 mg and norethindrone acetate 0.5 mg

BMD = Bone Mineral Density

OBSEVA

5

EU/US PHASE 3 PRIMROSE 2 TRIAL: DESIGNED FOR DUAL LABEL


2 FULL MENSTRUAL CYCLES
24 WEEKS
28 WEEKS
24 WEEKS
n=102
n=97
n=101
n=103
n=98
Screening
Placebo + placebo ABT
100 mg + placebo ABT
100 mg + ABT
200 mg + placebo ABT
200 mg + ABT
200 mg + ABT
100 mg + placebo ABT
100 mg + ABT
200 mg + ABT
200 mg + ABT
Double-Blind Treatment
Double-Blind Treatment
24-Week Post Treatment Follow-up
PRIMARY EFFICACY ENDPOINT*
KEY SECONDARY ENDPOINTS
SAFETY

* Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline

ABT = add-back therapy, estradiol 1.0 mg and norethindrone acetate 0.5 mg

Patients in the trial received no Vitamin D or calcium supplementation

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DEMOGRAPHIC AND BASELINE CHARACTERISTICS

FULL ANALYSIS SET	Placebo N=102	Linzagolix 100 mg N=97	Linzagolix 100 mg + ABT N=101	Linzagolix 200 mg N=103	Linzagolix 200 mg + ABT N=98	Total N=501
Age (years) - mean (SD)	42.9 (5.3)	43.4 (5.4)	42.5 (5.1)	42.7 (5.8)	43.1 (4.8)	42.9 (5.3)
BMI (kg/m^2) - mean (SD)	26.83 (5.42)	27.44 (5.67)	27.22 (5.82)	26.82 (5.55)	26.80 (5.47)	27.02 (5.57)
Hb < 10 g/dL – n(%)	14 (13.7)	21 (21.6)	16 (15.8)	18 (17.5)	24 (24.5)	93 (18.6)
Hb < 12 g/dL – n(%)*	51 (50.0)	61 (62.9)	59 (58.4)	57 (55.3)	56 (57.1)	284 (56.7)
MBL** (mL) at baseline mean (SD)	218 (128)	246 (161)	193 (92)	219 (136)	212 (142)	218 (134)

95% Caucasian / 5% Black

* Anemia is diagnosed when a blood test shows a hemoglobin value of less than less than 12.0 g/dL in a woman
** MBL: Menstrual Blood Loss

OBSEVA

PRIMARY ENDPOINT ACHIEVED FOR BOTH TARGET DOSES

RESPONDER ANALYSIS*

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P<0.001
P<0.001
100
80
60
40
20
0
PROPORTION OF WOMEN
29.4%
56.7%
93.9%
Placebo
Linzagolix 100mg
Linzagolix 200mg + ABT

* Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline

Error bars are 95% CI

OBSEVA

SIGNIFICANT AMENORRHEA RESPONSE FOR BOTH TARGET DOSES

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p<0.001
p<0.001
PERCENTAGE OF WOMEN WITH AMENORRHEA
100
80
60
40
20
0
11.8%
34.0%
80.6%
Placebo
Linzagolix 100mg
Linzagolix 200mg + ABT

Error bars are 95% CI

OBSEVA

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PAIN AND FIBROID VOLUME REDUCTION FOR BOTH TARGET DOSES



Placebo
Linzagolix 100mg
Linzagolix 200mg + ABT
MEAN CHANGE FROM BASELINE PAIN SCORE
2
1
0
-1
-2
-3
-4
***
Baseline
Week 12
Week 24

*** p<0.001



FIBROID VOLUME RATIO FROM BASELINE
1.5
1.0
0.5
0.0
p<0.055
p<0.008
1.032
0.838
0.776
Placebo
Linzagolix 100mg
Linzagolix 200mg + ABT

Error bars are 95% CI

OBSEVA

KEY SECONDARY ENDPOINTS ACHIEVED

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Key Secondary Endpoints	Measurement	p-value
Reduction in menstrual blood loss	• Time to reduced menstrual blood loss (i.e., ≤80 mL and ≥50% reduction from baseline) up to Week 24 • Number of days of uterine bleeding for the last 28-day interval prior to Week 24	$p < 0.001$ $p < 0.001$
Amenorrhea	• Percentage at Week 24 • Time to amenorrhea up to Week 24	$p < 0.001$ $p < 0.001$
Improvement in anemia	• Hemoglobin level at week 24 in anemic subjects (defined as subjects with Hb < 12 g/dL at baseline)	$p < 0.001$
Reduction in pain	• Change from baseline pain score at week 24	$p < 0.001$
Reduction in volume	• Fibroid volume change from baseline at Week 24 for 100mg without ABT and 200mg with ABT • Uterine volume change from baseline at Week 24	$p < 0.055/0.008$ $p < 0.001$
Improvement in quality of life	• Change from baseline health-related quality of life (UFS-QoL*) at Week 24	$p < 0.001$

* UFS-QoL = Uterine Fibroids Symptoms and Health-Related Quality of Life questionnaire

OBSEVA

S U M M A RY O F A D V E R S E E V E N T S Placebo Linzagolix Linzagolix Linzagolix Linzagolix Total Treatment emergent 100 mg 100 mg 200 mg 200 mg adverse events, n (%) + ABT + ABT n=105 n=99 n=102 n=104 n=101 n=511 Subjects with at least 47 (44.8) 50 (50.5) 45 (44.1) 62 (59.6) 51 (50.5) 255 (49.9) one TEAE Vascular disorders* 6 (5.7) 15 (15.2) 12 (11.8) 36 (34.6) 14 (13.9) 83 (16.2) * Vascular disorders include hot flushes, hypertension, flushing, varicose veins â–ª Severe AEs (4.7%) â–ª Most common TEAEs (>5%) â–ª Serious AEs (2.0%) – Hot flushes (13.9%) – Anemia (10.4%) – Headache (6.8%)

BMD % CHANGE FROM BASELINE TO WEEK 24

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Placebo
Linzagolix 100mg
Linzagolix 200mg + ABT
Mean % change from baseline BMD
2
1
0
-1
-2
-3
Lumbar spine
Femoral neck
Total hip

- Across all treatment groups, only 2.5% of women (9/367 with BMD data for all anatomic sites), had a >8% BMD decrease, an important FDA threshold
- In the non-ABT group, BMD loss inversely related to BMI

Patients in the trial received no Vitamin D or calcium supplementation

OBSEVA

13

RECENT TRIALS WITH GNRH ANTAGONISTS IN UTERINE FIBROIDS

Caution advised when comparing across clinical trials. Below data are not head-to-head comparison, and no head-to-head trials have been completed, nor are underway.

	Linzagolix	Relugolix		Elagolix	
	PRIMROSE 2	LIBERTY 1	LIBERTY 2	ELARIS 1	ELARIS 2
Dose	200mg + ABT	40mg + ABT		300mg + ABT	
Regimen	Once daily	Once daily		Twice daily	
Responder* Rate (%)	**93.9**	**73.4**	**71.3**	**68.5**	**76.5**
Amenorrhea (%)	**80.6**	**52.3**	**50.4**	**48.1**	**52.9**
Pain	✓	✓	✓	**NR****	**NR**
Fibroid volume	✓	✗	✗	**NR**	**NR**
Uterine volume	✓	✓	✓	**NR**	**NR**
Menstrual blood loss	✓	✓	✓	✓	✓
Anemia	✓	✓	✓	✓	✓
Quality of life	✓	✓	✓	✓	✓
BMD Loss (%, Spine)	**-1.31**	**-0.36**	**-0.13**	**-0.76**	**-0.61**

• Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline

** NR = not reported

F O C U S E D O N U N M E T N E E D S I N W O M E N ’ S R E P R O D U C T I V E H E A LT H LINZAGOLIX Potential best-in-class to relieve symptoms for the millions of women suffering from heavy menstrual bleeding (HMB) due to uterine fibroids

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UTERINE FIBROIDS: A MULTIBILLION MARKET WITH SIGNIFICANT UNMET NEED



Total U.S. costs estimated at up to

$34B/yr

from direct costs, lost workdays and complications

19 million

women in the U.S. affected by fibroids

70%+

of women have fibroids by age 50

Quality of Life

Premenopausal women may experience heavy menstrual bleeding, anemia, bloating, infertility, pain and swelling

600,000

Hysterectomies are performed annually in the U.S.

300,000

Are because of uterine fibroids

10 million

women in the U.S. are suffering from uterine fibroids

4 million

women in the U.S. are treated annually for fibroids

OBSEVA

Cardozo et al., Am J Obstet Gynecol 2012; 2017; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website

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PRIMROSE 2 KEY TAKE AWAYS

LINZAGOLIX is the only GnRH antagonist intended to be developed as two different SIMPLE & WELL TOLERATED regimens of administration for fibroids

1 Potentially best-in class full suppression option

- 200mg with ABT, once daily oral
- 94% response in controlling HMB
- 80% in complete suppression of bleeding (amenorrhea)

2 Potentially unique partial suppression option

- 100mg without ABT, once daily oral
- Only option under development for women who cannot or don't want to take ABT

3 Optimal administration

- Once a day – no food interaction – no DDI

OBSEVA

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LINZAGOLIX UTERINE FIBROIDS: NEXT STEPS

LINZAGOLIX is the only GnRH antagonist intended to be developed as two different SIMPLE & WELL TOLERATED regimens of administration for fibroids

1. **PRIMROSE 2 – Primary endpoint met Q4:19** ✓
2. **PRIMROSE 1 – Primary endpoint results expected Q2:20**
3. **PRIMROSE 2 – 12-month results expected mid-2020**
4. **MAA/NDA regulatory submissions – anticipated in Q4:20 / Q1:21**

OBSEVA

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OBSEVA: MULTIPLE DEVELOPMENT PROGRAMS DRIVE VALUE

	PHASE 1 / PHASE 2 / PHASE 3	MARKET SIZE	NEXT MILESTONES
LINZAGOLIX (OBE2109) Oral GnRH receptor antagonist	Uterine Fibroids – Ph3 PRIMROSE 2 EU & U.S.	4M diagnosed and treated in U.S.	Positive Ph3 24W Primary endpoint Results
	Uterine Fibroids – Ph3 PRIMROSE 1 U.S.		24W Primary endpoint data Q2 2020 MAA /NDA Q4:2020/Q1:2021
	Endometriosis – Ph3 EDELWEISS 2 U.S.	2.5M diagnosed and treated in U.S. ~2.5M potentially undiagnosed	Initiated Ph3 Q2 2019
	Endometriosis – Ph3 EDELWEISS 3 EU & U.S.		
	Endometriosis – Ph2b EDELWEISS*		Positive Phase 2b results 2018/19
OBE022 Oral $PGF_{2\alpha}$ receptor antagonist	Preterm Labor – Ph2a PROLONG	500,000 annual cases in each of U.S and Europe	Interim update in 60 patients Q4 2019
	Preterm Labor – Ph1		Pre-clinical/Phase 1 complete
NOLASIBAN Oral oxytocin receptor antagonist	IVF – Ph3 IMPLANT 2/4 EU	Evaluating potential re-positioning	Positive IMPLANT 2 Ph3 Results IMPLANT 4 Ph3 missed primary endpoint

* Primary and secondary endpoints met

OBSEVA

F O C U S E D O N U N M E T N E E D S I N W O M E N ’ S R E P R O D U C T I V E H E A LT H LINZAGOLIX Hugh Taylor, MD Professor and Chair, Department of Obstetrics Gynecology and Reproductive Sciences, Yale School of Medicine, New Haven, Connecticut

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